OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711       www.mirandagold.com

MIRANDA GOLD AND AGNICO-EAGLE ENTER INTO
EXPLORATION ALLIANCE IN COLOMBIA

Vancouver, BC, Canada –July 25, 2012 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Miranda and its wholly owned Colombian subsidiary have signed a non-binding Letter of Intent (“LOI”) to form a strategic alliance with Agnico-Eagle Mines Limited (“Agnico”) for precious metal exploration in central Colombia.  Under the terms of the LOI, Agnico and Miranda share 70:30, respectively, in generative exploration expenditures with exploration activities conducted by Miranda.  The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate amount of no less than US$1,000,000 per year.

As properties are acquired they will be presented to Agnico.  Agnico will have a 60-day period during which to choose to exercise its option to designate a formal project (each a "Designated Property").  Agnico can earn increasing levels of interest in one or more Designated Properties through a staged series of qualified exploration and feasibility study expenditures over a designated time frame to secure up to a 70% interest in one or more Designated Properties. Once Agnico has earned its final vesting, a joint venture will be formed and Miranda will be responsible for its proportionate share of joint venture expenditures.

If Agnico declines to exercise its option to acquire a Designated Property, then Miranda is free to acquire the presented property at its own expense with no further obligation to Agnico.   The agreement includes a backstop financing agreement that would be available to Miranda under certain conditions.  Following the signing of the LOI, both parties will work towards finalizing a definitive agreement.

Miranda is working to build predictive models for Colombia exploration and has and continues to evaluate several prospects with a staff of three geologists and support people working out of its Medellin office.

Partnering with Agnico in Colombia will be an effective way for Miranda to maintain exploration in an exciting frontier area while remaining true to its joint venture business model.

Within the last several years Colombia has produced a very high rate of plus-million ounce gold discoveries by a relatively small group of active companies. The Agnico partnership will allow Miranda to be more aggressive in Colombia while maintaining an aggressive exploration program in Nevada.

The results of Miranda’s exploration in Colombia to date include the acquisition of its Pavo Real gold project in the Tolima Department and the Cajamarca project in the Antioquia Department both of which are currently being explored under earn-in option agreements with Red Eagle Mining Corporation.

Data disclosed in this press release, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.